UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

August 9, 2021
Date of Report (Date of earliest event reported)

Bonanza Creek Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-35371	61-1630631
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. employer identification number)

410 17th Street, Suite 1400
Denver, Colorado 80202
(Address of principal executive offices, including zip code)

(720) 440-6100
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.01 per share	BCEI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Item 2.02      Results of Operations and Financial Condition.
On August 9, 2021, Bonanza Creek Energy, Inc. (the “Company”) announced its results for the fiscal quarter ended June 30, 2021. A copy of the Company’s press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.
The information contained in this Current Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.
No Offer or Solicitation
This communication relates to proposed business combination transactions between the Company and Extraction Oil & Gas, Inc. (“XOG”) (the “XOG Merger”) and between the Company, Crestone Peak Resources LP (“CPR”), CPPIB Crestone Peak Resources America Inc. (“CPPIB”), Crestone Peak Resources Management LP (“CPR Management LP,” and, together with CPR and CPPIB, the “Group Companies”) and XOG (the “Crestone Merger,” and together with the XOG Merger, the “Mergers”). Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Mergers or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers of securities with respect to the XOG Merger and offers of securities to certain holders with respect to the Crestone Merger shall be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). The Company intends to issue the merger consideration in connection with the Crestone Merger to certain holders in reliance on the exemptions from the registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof.
Important Additional Information
In connection with the Mergers, the Company and XOG have filed materials with the Securities and Exchange Commission (the “SEC”), including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4, Registration No. 333-257882, with respect to the XOG Merger (the “Registration Statement”), of which the Joint Proxy Statement is a part. After the Registration Statement is declared effective by the SEC, the Company and XOG intend to send the definitive form of the Joint Proxy Statement to the Company’s shareholders and the shareholders of XOG. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that the Company or XOG may file with the SEC and send to the Company’s shareholders or XOG’s shareholders in connection with the Mergers. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND XOG ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY AND XOG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, XOG, THE GROUP COMPANIES, THE MERGERS, THE RISKS RELATED THERETO AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by the Company and XOG with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be available free of charge from the Company’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting the Company’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com.
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Participants in the Solicitation
The Company, XOG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company’s shareholders and XOG’s shareholders in connection with the Mergers. Information regarding the executive officers and directors of the Company is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of XOG is included in its amended annual report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Mergers. The Company filed an initial Registration Statement and Joint Proxy Statement with the SEC on July 14, 2021. Free copies of these documents may be obtained as described in the paragraphs above.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this Current Report on Form 8-K concerning the Mergers, including any statements regarding the expected timetable for completing the Mergers, the results, effects, benefits and synergies of the Mergers, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding the Company’s, XOG’s or the combined companies’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the Company, XOG and the combined companies’ plans and expectations with respect to the Mergers and the anticipated impact of the Mergers on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.
These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that the Company’s shareholders may not approve the issuance of new shares of the Company’s common stock in the Mergers or that shareholders of XOG may not approve the XOG Merger Agreement; the risk that a condition to closing of the Mergers may not be satisfied, that either party may terminate the XOG Merger Agreement or the Crestone Peak Merger Agreement or that the closing of the Mergers might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Mergers; the diversion of management time on Merger-related issues; the ultimate timing, outcome and results of integrating the operations of the Company, XOG and the combined companies; the effects of the business combination of the Company, XOG and the combined companies, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Mergers; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Mergers. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.
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Additional factors that could cause results to differ materially from those described above can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, in its subsequently filed Quarterly Report on Form 10-Q, and in its July 14, 2021 Registration Statement and Joint Proxy Statement, each of which is on file with the SEC and available from the Company’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents the Company files with the SEC.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. The Company assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release issued August 9, 2021
104	Cover Page Interactive Data File (formatted as Inline XBRL)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bonanza Creek Energy, Inc.

Dated: August 9, 2021	By:	/s/ Cyrus D. Marter IV
	Name:	Cyrus D. Marter IV
	Title:	Executive Vice President, General Counsel and Secretary

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Exhibit 99.1
NEWS RELEASE

Bonanza Creek Energy Announces
Second Quarter 2021 Financial Results

DENVER, August 9th, 2021 /Globe Newswire/ – Bonanza Creek Energy, Inc. (NYSE: BCEI) (the "Company" or "Bonanza Creek") today announced its second quarter 2021 financial results. The Company has also posted an updated investor presentation to its website.

Highlights include:
•Paid first-ever quarterly dividend of $0.35 per share in June, representing a 3.7% annual dividend yield based on Bonanza Creek's August 6, 2021 closing stock price
•Bonanza Creek Board of Directors has declared the third quarter 2021 fixed dividend of $0.35 per share will be paid on September 30, 2021 to shareholders of record at the close of business on September 15, 2021
•Average sales volumes for the second quarter of 42.3 thousand barrels of oil equivalent per day (“MBoe/d”) with oil representing 49.5% of total volumes
•Total capital expenditures of $40.8 million for the second quarter
•Lease operating expense ("LOE") of $2.95 per Boe for the second quarter
•Rocky Mountain Infrastructure ("RMI") operating expense was $1.10 per Boe for the second quarter
•RMI net effective cost(1) for the second quarter was $0.96 per Boe, which offsets RMI operating expense with $0.14 per Boe of RMI operating revenue from working interest partners
•General and administrative ("G&A") expenses were $12.1 million for the second quarter of 2021, which included $2.2 million in non-cash stock-based compensation and $1.3 million of other non-recurring G&A
•Recurring cash G&A(1) expense, which excludes non-recurring and non-cash items was $8.7 million for the second quarter or $2.25 per Boe
•Revising production guidance up from 40 to 44 MBoe/d to 41 to 44 MBoe/d, and lowering LOE guidance from $3.00 to $3.25 per Boe to $2.85 to $3.00 per Boe for the third quarter
•Previously provided guidance for oil mix, annual capital expenditures, RMI opex, and severance and valorem taxes are all reaffirmed, but guidance has been limited to the third quarter 2021 as a result of expected merger closings in early fourth quarter 2021
•GAAP net loss for the second quarter of $25.3 million
•Adjusted EBITDAX(1) of $88.1 million, or $2.87 per diluted share

•Bonanza Creek's existing credit facility lenders have reaffirmed the Company's stand-alone borrowing base at $500 million with elected commitments of $400 million, and with certain additional lenders, have given initial commitments that would reflect a $1.0 billion borrowing base with $800 million in aggregate elected commitments pro forma for the pending Extraction and Crestone Peak mergers
•The Company had $85 million outstanding on its credit facility as of August 9, 2021
(1) Non-GAAP measure; see attached reconciliation schedules at the end of this release.

Eric Greager, President and Chief Executive Officer of Bonanza Creek, commented, "The integration of BCEI and HPR is proceeding well and ahead of schedule. We are pleased with the combined company results for Q2. Our margin was the highest in over three years, at almost 70%, and with this release we’re revising LOE guidance lower, and production guidance higher for Q3.”

Greager continued, “Synergy savings for BCEI-HPR are exceeding our expectations, and we are now deep-into planning the integration of the previously announced Civitas mergers between BCEI, XOG, and Crestone Peak. We will provide additional information on those transactions as we progress toward closing in early Q4. Toward the end of this release we have included certain Q2 metrics for the individual companies making up Civitas."
Second Quarter 2021 Results

During the second quarter of 2021, the Company reported average daily sales of 42.3 MBoe/d. Product mix for the second quarter was 49.5% oil, 22.8% NGLs, and 27.7% residue natural gas. The Company expects its third quarter average daily sales volume to be in the range of 41 to 44 MBoe/d with oil representing 48% to 52% of total volumes. The table below provides sales volumes, product mix, and average sales prices for the second quarter 2021 and 2020.

	Three Months Ended June 30,
	2021	2020	% Change
Avg. Daily Sales Volumes:
Crude oil (Bbls/d)	20,936	14,002	50%
Natural gas (Mcf/d)	70,391	36,249	94%
Natural gas liquids (Bbls/d)	9,655	4,815	101%
Crude oil equivalent (Boe/d)	42,323	24,859	70%

Product Mix
Crude oil	49.5%	56.3%
Natural gas	27.7%	24.3%
Natural gas liquids	22.8%	19.4%

Average Sales Prices (before derivatives):
Crude oil (per Bbl)	$60.85	$22.42
Natural gas (per Mcf)	$2.31	$1.19
Natural gas liquids (per Bbl)	$28.20	$5.81
Crude oil equivalent (per Boe)	$40.37	$15.49
Capital expenditures were $40.8 million for the second quarter of 2021. During the quarter, the Company completed 19 gross (16.9 net) wells, and turned to sales 11 gross (9.6 net) wells, 10 of which were standard reach lateral ("SRL") wells. Year-to-date capital expenditures through the second quarter were $73.6 million versus previously provided full year guidance of $150 million to $170 million. The Company expects its third quarter capital expenditures to be in the range of $55 million to $65 million.

Net oil and gas revenue for the second quarter of 2021 was $156.0 million compared to $74.2 million for the first quarter of 2021. The increase was a result of the HighPoint merger as well as higher oil and NGL realized prices. Crude oil accounted for approximately 74% of total revenue for the quarter. Differentials for the Company’s oil production increased slightly during the quarter to approximately $5.28 per barrel off NYMEX WTI versus approximately $4.75 per barrel during the first quarter of 2021, due to strengthening oil prices. The Company expects its third quarter 2021 oil differential to average between $6.50 and $7.00 per barrel based on current WTI strip pricing.

LOE for the second quarter of 2021 on a per unit basis decreased 3% to $2.95 per Boe from $3.05 per Boe in the first quarter of 2021. LOE on a per unit basis decreased during the second quarter due to increased volumes associated with the HighPoint merger. The Company's LOE guidance for the third quarter 2021 has been reduced to a range of $2.85 to $3.00 per Boe.

RMI net effective cost for the second quarter 2021 was $0.96 per Boe, which consists of $1.10 per Boe of RMI operating expense offset by $0.14 per Boe of RMI operating revenue from working interest partners. RMI operating revenue from working interest partners is based on production volumes, and the fees are not tied to oil or natural gas prices. The Company's RMI operating expense guidance for third quarter 2021 remains at a range of $0.85 to $1.15 per Boe.

The Company's general and administrative ("G&A") expenses were $12.1 million for the second quarter of 2021, which included $2.2 million in non-cash stock-based compensation and $1.3 million of other non-recurring G&A. Recurring cash G&A, which excludes non-recurring and non-cash items, of $8.7 million for the second quarter of 2021 increased compared to first quarter 2021 primarily as a result of staff joining from HighPoint, as well as continued M&A activity since the closing of the HighPoint merger. On a per-unit basis, the Company's recurring cash G&A decreased 45% to $2.25 per Boe in the second quarter of 2021 from $4.07 per Boe in the first quarter of 2021. The Company expects its third quarter 2021 recurring cash G&A to be between $8.0 million to $9.5 million.

RMI net effective cost and recurring cash G&A are non-GAAP measures. Please see Schedule 6 and Schedule 7 at the end of this release for a reconciliation to the most comparable GAAP measure.

Guidance Summary

The table below outlines the Company’s guidance for the third quarter of 2021.

	Actuals	Guidance
Guidance	2Q 2021	3Q 2021
Production (MBoe/d)	42.3	41.0 - 44.0
% Oil	49.5%	48.0% - 52.0%
Lease operating expense ($/Boe)	$2.95	$2.85 - $3.00
RMI operating expense ($/Boe)	$1.10	$0.85 - $1.15
Recurring cash general and administrative ($MM)	$8.7	$8.0 - $9.5
Severance and ad valorem taxes (% of revenue)	6.3%	5.0% - 6.0%
Oil differential ($/bbl)(2)	$5.28	$6.50 - $7.00
Total capital expenditures ($MM)	$40.8	$55.0 - $65.0
(2) Oil differential guidance based on forecasted operated volumes and 7/30/21 strip WTI pricing.

Civitas Update

The table below outlines certain operating and financial results for the second quarter of 2021 for the three companies separately, that when merged will constitute Civitas Resources, Inc. The mergers are subject to stockholder approval and other customary closing conditions. The information for Extraction Oil & Gas, Inc. ("Extraction") and Crestone Peak Resources ("Crestone Peak") was provided to the Company by Extraction and Crestone Peak, respectively, and has not been independently verified by the Company.

2Q 2021 Metric	Bonanza Creek	Extraction	Crestone Peak
Production (MBoe/d)	42.3	76.6	43.4
Total capital expenditures ($MM)	$40.8	$50.8	$66.8
Adjusted EBITDAX ($MM)	$88.1	$150.1	$68.2
Net Debt ($MM)	$174.6	$55.6	$977.0(3)
MTM Hedge Book ($MM)	$(92.2)	$(82.2)	$(274.2)
Net Working Capital ($MM)(4)	$(31.8)	$(188.1)	$(139.5)

(3) Includes $750.3 million of Related Party Notes that will be eliminated upon, or before, the closing of the Crestone Peak Merger; see attached reconciliation schedules at the end of this release.
(4) Net working capital calculated as current assets minus current liabilities, excluding cash and derivatives; see attached reconciliation schedules at the end of this release.

Conference Call Information

The Company will host a conference call to discuss these results on August 10, 2021 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time). A live webcast and replay of this event will be available on the Investor Relations section of the Company’s website at www.bonanzacrk.com. Dial-in information for the conference call is included below.

Type	Phone Number	Passcode
Live participant	877-793-4362	876 2748
Replay	855-859-2056	876 2748

Upcoming Events

The Company announced that members of the Company's management will present at the 2021 EnerCom Oil & Gas Conference being held in Denver on August 16-18, 2021. The Corporate Presentation being used will be accessible on the Company's website at www.bonanzacrk.com under the Investor Relations section.

About Bonanza Creek Energy, Inc.

Bonanza Creek Energy, Inc. is an independent oil and natural gas company engaged in the acquisition, exploration, development, and production of oil and associated liquids-rich natural gas in the Rocky Mountain region of the United States. The Company’s assets and operations are concentrated in rural, unincorporated Weld County, Colorado, within the DJ Basin, focused on the Niobrara and Codell formations. The Company’s common shares are listed for trading on the NYSE under the symbol: “BCEI.” For more information about the Company, please visit www.bonanzacrk.com. Please note that the Company routinely posts important information about the Company under the Investor Relations section of its website.

No Offer or Solicitation

This communication relates to proposed business combination transactions between Bonanza Creek Energy, Inc. (“BCEI”) and Extraction Oil & Gas, Inc. (“XOG”) (the “XOG Merger”) and between BCEI, Crestone Peak Resources LP (“CPR”), CPPIB Crestone Peak Resources America Inc. (“CPPIB”), Crestone Peak Resources Management LP (“CPR Management LP,” and, together with CPR and CPPIB, the “Group Companies”) and XOG (the “Crestone Merger,” and together with the XOG Merger, the “Mergers”). Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Mergers or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers of securities with respect to the XOG Merger and offers of securities to certain holders with respect to the Crestone Merger shall be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). BCEI intends to issue the merger consideration in connection with the Crestone Merger to certain holders in reliance on the exemptions from the registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof.

Important Additional Information

In connection with the Mergers, BCEI and XOG have filed materials with the Securities and Exchange Commission (the “SEC”), including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4, Registration No. 333-257882, with respect to the XOG Merger (the “Registration Statement”), of which the Joint Proxy Statement is a part. After the Registration Statement is declared effective by the SEC, BCEI and XOG intend to send the definitive form of the Joint Proxy Statement to the shareholders of BCEI and the shareholders of XOG. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that BCEI or XOG may file with the SEC and send to BCEI’s shareholders or XOG’s shareholders in connection with the Mergers. INVESTORS AND SECURITY HOLDERS OF BCEI AND XOG ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BCEI AND XOG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCEI, XOG, THE GROUP COMPANIES, THE MERGERS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by BCEI and XOG with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com.

Participants in the Solicitation

BCEI, XOG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from BCEI’s shareholders and XOG’s shareholders in connection with the Mergers. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of XOG is included in its amended annual report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Mergers. BCEI filed an initial Registration Statement and Joint Proxy Statement with the SEC on July 14, 2021. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document concerning the Mergers, including any statements regarding the expected timetable for completing the Mergers, the results, effects, benefits and synergies of the Mergers, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding BCEI’s, XOG’s or the Group Companies’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding BCEI, XOG and the Group Companies’ plans and expectations with respect to the Mergers and the anticipated impact of the Mergers on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI common stock in the Mergers or that shareholders of XOG may not approve the XOG Merger Agreement; the risk that a condition to closing of the Mergers may not be satisfied, that either party may terminate the XOG Merger Agreement or the Crestone Peak Merger Agreement or that the closing of the Mergers might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Mergers; the diversion of management time on Merger-related issues; the ultimate timing, outcome and results of integrating the operations of BCEI, XOG and the Group Companies; the effects of the business combination of BCEI, XOG and the Group Companies, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Mergers; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Mergers. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020, in its subsequently filed Quarterly Report on Form 10-Q, and in its July 14, 2021 Registration Statement and Joint Proxy Statement, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents BCEI files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. BCEI assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For further information, please contact:
Scott Landreth
Senior Director, Finance & Investor Relations and Treasurer
720-225-6679
slandreth@bonanzacrk.com

Schedule 1: Condensed Consolidated Statements of Operations and Comprehensive Income
(in thousands, expect for per share amounts, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Operating net revenues:
Oil and gas sales	$156,035	$36,192	$230,194	$96,597
Operating expenses:
Lease operating expense	11,358	5,795	17,089	11,494
Midstream operating expense	4,246	3,354	8,151	7,368
Gathering, transportation, and processing	13,721	3,711	18,688	7,192
Severance and ad valorem taxes	9,813	3,478	14,417	8,651
Exploration	3,547	112	3,643	485
Depreciation, depletion, and amortization	35,006	22,283	53,829	43,867
Abandonment and impairment of unproved properties	2,215	309	2,215	30,366
Unused commitments	4,328	—	4,328	—
Bad debt expense	—	—	—	576
Merger transaction costs	18,246	21	21,541	21
General and administrative expense (including $2,195, $1,474, $3,807, and $2,713 respectively, of stock-based compensation)	12,144	8,385	21,395	17,814
Total operating expenses	114,624	47,448	165,296	127,834
Other income (expense):
Derivative gain (loss)	(73,970)	(25,146)	(97,389)	75,273
Interest expense, net	(3,241)	(984)	(3,660)	(1,201)
Loss on property transactions, net	—	(1,398)	—	(1,398)
Other income (expense)	89	(118)	277	(1,788)
Total other income (expense)	(77,122)	(27,646)	(100,772)	70,886
Income (loss) from operations before taxes	(35,711)	(38,902)	(35,874)	39,649
Income tax benefit	10,392	—	10,436	—
Net income (loss)	$(25,319)	$(38,902)	$(25,438)	$39,649

Comprehensive income (loss)	$(25,319)	$(38,902)	$(25,438)	$39,649

Net income (loss) per common share:
Basic	$(0.83)	$(1.87)	$(0.99)	$1.91
Diluted	$(0.83)	$(1.87)	$(0.99)	$1.91
Weighted-average common shares outstanding:
Basic	30,655	20,776	25,774	20,713
Diluted	30,655	20,776	25,774	20,759

Schedule 2: Condensed Consolidated Statements of Cash Flows
(in thousands, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net income (loss)	$(25,319)	$(38,902)	$(25,438)	$39,649
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion, and amortization	35,006	22,283	53,829	43,867
Deferred income tax benefit	(10,184)	—	(10,228)	—
Abandonment and impairment of unproved properties	2,215	309	2,215	30,366
Well abandonment costs and dry hole expense	—	—	—	(8)
Stock-based compensation	2,195	1,474	3,807	2,713
Non-cash lease component	49	(52)	(35)	(103)
Amortization of deferred financing costs	433	557	526	680
Derivative (gain) loss	73,970	25,146	97,389	(75,273)
Derivative cash settlement gain (loss)	(20,199)	22,613	(23,990)	33,867
Loss on property transactions, net	—	1,398	—	1,398
Other	—	1,532	—	(2,708)
Changes in current assets and liabilities:
Accounts receivable, net	(8,968)	5,339	(14,686)	24,521
Prepaid expenses and other assets	2,394	1,712	2,500	2,812
Accounts payable and accrued liabilities	(12,501)	(22,189)	(3,428)	(31,957)
Settlement of asset retirement obligations	(2,496)	(985)	(2,902)	(1,595)
Net cash provided by operating activities	36,595	20,235	79,559	68,229
Cash flows from investing activities:
Acquisition of oil and gas properties	(369)	(265)	(549)	(549)
Cash acquired	49,827	—	49,827	—
Exploration and development of oil and gas properties	(28,539)	(24,829)	(57,269)	(51,054)
Additions to other property and equipment	—	(54)	(38)	(416)
Net cash provided by (used in) investing activities	20,919	(25,148)	(8,029)	(52,019)
Cash flows from financing activities:
Proceeds from credit facility	155,000	15,000	155,000	30,000
Payments to credit facility	(210,000)	(16,000)	(210,000)	(52,000)
Proceeds from exercise of stock options	394	—	409	—
Payment of employee tax withholdings in exchange for the return of common stock	(2,816)	(953)	(2,816)	(1,014)
Dividends paid	(10,789)	—	(10,789)	—
Deferred financing costs	(3,595)	(13)	(3,653)	(13)
Principal payments on finance lease obligations	—	(30)	(21)	(40)
Net cash used in financing activities	(71,806)	(1,996)	(71,870)	(23,067)
Net change in cash, cash equivalents, and restricted cash	(14,292)	(6,909)	(340)	(6,857)
Cash, cash equivalents, and restricted cash:
Beginning of period	38,797	11,147	24,845	11,095
End of period	$24,505	$4,238	$24,505	$4,238

Schedule 3: Condensed Consolidated Balance Sheets
(in thousands, unaudited)

	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$24,403	$24,743
Accounts receivable, net:
Oil and gas sales	77,533	32,673
Joint interest and other	20,082	14,748
Prepaid expenses and other	6,046	3,574
Inventory of oilfield equipment	13,990	9,185
Derivative assets	—	7,482
Total current assets	142,054	92,405
Property and equipment (successful efforts method):
Proved properties	1,670,453	1,056,773
Less: accumulated depreciation, depletion, and amortization	(264,147)	(211,432)
Total proved properties, net	1,406,306	845,341
Unproved properties	96,348	98,122
Wells in progress	50,366	50,609
Other property and equipment, net of accumulated depreciation of $4,065 in 2021 and $3,737 in 2020	5,718	3,239
Total property and equipment, net	1,558,738	997,311
Right-of-use assets	28,595	29,705
Deferred income tax assets	181,262	60,520
Other noncurrent assets	5,531	2,871
Total assets	$1,916,180	$1,182,812
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$83,097	$37,425
Oil and gas revenue distribution payable	54,090	18,613
Lease liability	12,313	12,044
Derivative liability	80,866	6,402
Total current liabilities	230,366	74,484
Long-term liabilities:
Senior notes	100,000	—
Credit facility	99,000	—
Lease liability	16,543	17,978
Ad valorem taxes and other	22,678	15,069
Derivative liability	11,285	1,330
Asset retirement obligations for oil and gas properties	51,194	28,699
Total liabilities	531,066	137,560
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, 25,000,000 shares authorized, none outstanding	—	—
Common stock, $0.01 par value, 225,000,000 shares authorized, 30,844,625 and 20,839,227 issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	4,378	4,282
Additional paid-in capital	1,083,446	707,209
Retained earnings	297,290	333,761
Total stockholders’ equity	1,385,114	1,045,252
Total liabilities and stockholders’ equity	$1,916,180	$1,182,812

Schedule 4: Per Unit Cash Cost Margins
(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	Percent Change	2021	2020	Percent Change
Crude Oil Equivalent Sales Volumes (MBoe)	3,851	2,262	70%	5,728	4,522	27%

Realized pricing (before derivatives)(1)	$40.37	$15.49	161%	$39.90	$20.75	92%

Per Unit Costs ($/Boe)
Lease operating expense	2.95	2.56	15%	2.98	2.54	17%
RMI net effective cost (1)	0.96	0.97	(1)%	1.13	1.02	11%
Gathering, transportation, and processing	3.56	1.64	117%	3.26	1.59	105%
Severance and ad valorem taxes	2.55	1.54	66%	2.52	1.91	32%
Recurring cash general and administrative (2)	2.25	2.71	(17)%	2.84	3.07	(7)%
Interest, net	0.84	0.44	91%	0.64	0.27	137%
Total cash costs	$13.11	$9.86	33%	$13.37	$10.40	29%
Cash cost margin (before derivatives)	$27.26	$5.63	384%	$26.53	$10.35	156%
Derivative cash settlements	(5.25)	10.00	(153)%	(4.19)	7.49	(156)%
Cash cost margin (after derivatives)	$22.01	$15.63	41%	$22.34	$17.84	25%

Non-cash and non-recurring items
Depreciation, depletion, and amortization	$9.09	$9.85	(8)%	$9.40	$9.70	(3)%
Non-cash and non-recurring general and administrative	$0.91	$1.00	(9)%	$0.89	$0.86	3%

(1) Crude oil and natural gas sales excludes $0.6 million, $1.2 million, $1.7 million, $2.8 million of oil transportation and gas gathering revenues from third parties, which do not have associated sales volumes for the three months ended June 30, 2021 and 2020, and the six months ended June 30, 2021 and 2020, respectively. Alternatively, the aforementioned oil transportation and gas gathering revenues from third parties have been netted against the midstream operating expense to arrive at the RMI net effective cost. See Schedule 7 for a reconciliation from GAAP midstream operating expense to RMI net effective cost.
(2) Recurring cash general and administrative expense excludes stock-based compensation, cash severance costs, and other non-recurring costs. Please see Schedule 6 for a reconciliation from GAAP G&A to recurring cash G&A.

Schedule 5: Adjusted Net Income
(in thousands, except per share amounts, unaudited)

Adjusted net income is a supplemental non-GAAP financial measure that is used by management to present a more comparable, recurring profitability between periods. The Company defines adjusted net income as net income after adjusting for (1) the impact of certain non-cash items and one-time transactions and correspondingly (2) the related tax effect in each period. Adjusted net income is not a measure of net income as determined by GAAP.

The following table presents a reconciliation of the GAAP financial measure of net income to the non-GAAP financial measure of adjusted net income.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income (loss)	$(25,319)	$(38,902)	$(25,438)	$39,649
Adjustments to net income (loss):
Abandonment and impairment of unproved properties	2,215	309	2,215	30,366
Unused commitments	4,328	—	4,328	—
Stock-based compensation(1)	2,195	1,474	3,807	2,713
Non-recurring general and administrative expense (1)	1,294	784	1,294	1,197
Merger transaction costs	18,246	21	21,541	21
Loss on property transactions, net	—	1,398	—	1,398
Derivative (gain) loss	73,970	25,146	97,389	(75,273)
Derivative cash settlements gain (loss)	(20,199)	22,613	(23,990)	33,867
Non-cash lease component	49	(52)	(35)	(103)
Well abandonment and exploratory dry hole expense	—	—	—	(8)
Total adjustments before taxes	82,098	51,693	106,549	(5,822)
Tax effect of adjustments(2)	(20,196)	(12,716)	(26,211)	1,432
Total adjustments after taxes	61,902	38,977	$80,338	$(4,390)

Adjusted net income	$36,583	$75	$54,900	$35,259

Adjusted net income per diluted share	$1.19	$—	$2.13	$1.70

Diluted weighted-average common shares outstanding	30,655	20,776	25,774	20,759

(1) Included as a portion of general and administrative expense in the condensed consolidated statements of operations and comprehensive income.
(2) Estimated using the federal and state effective tax rate of 24.6%.

Schedule 6: Recurring Cash G&A
(in thousands, unaudited)

Recurring cash G&A is a supplemental non-GAAP financial measure that is used by management to provide only the cash portion of its G&A expense, which can be used to evaluate cost management and operating efficiency on a comparable basis from period to period. Management believes recurring cash G&A provides external users of the Company’s consolidated financial statements such as industry analysts, investors, lenders, and rating agencies with additional information to assist in their analysis of the Company. The Company defines recurring cash G&A as GAAP general and administrative expense exclusive of the Company's stock-based compensation and one-time charges. The Company refers to recurring cash G&A to provide typical recurring cash G&A costs that are planned for in a given period. Recurring cash G&A is not a fully inclusive measure of general and administrative expense as determined by GAAP.

The following table presents a reconciliation of the GAAP financial measure of general and administrative expense to the non-GAAP financial measure of recurring cash G&A.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
General and administrative expense	$12,144	$8,385	$21,395	$17,814
Stock-based compensation	(2,195)	(1,474)	(3,807)	(2,713)
Non-recurring general and administrative expense	(1,294)	(784)	(1,294)	(1,197)
Recurring cash G&A	$8,655	$6,127	$16,294	$13,904

Schedule 7: Rocky Mountain Infrastructure (“RMI”) Net Effective Cost
(in thousands, unaudited)

RMI net effective cost is a supplemental non-GAAP financial measure that is used by management to assess only the net cash impact the Company’s wholly owned subsidiary, Rocky Mountain Infrastructure, LLC, has on the Company’s consolidated financials. Management believes the net effective cost provides external users of the Company’s consolidated financial statements, such as industry analysts, investors, lenders, and rating agencies, with additional information to assist in their analysis of the Company. The Company defines the RMI net effective cost as GAAP midstream operating expense less revenue generated from working interest partners utilizing the RMI assets.

The following table presents a reconciliation of the GAAP financial measures of midstream operating expense and RMI working interest partner revenue to the non-GAAP financial measure of RMI net effective cost.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2020	2019
Midstream operating expense	$4,246	$3,354	$8,151	$7,368
RMI working interest partner revenue	(558)	(1,157)	(1,667)	(2,770)
RMI net effective cost	$3,688	$2,197	$6,484	$4,598

Schedule 8: Adjusted EBITDAX
(in thousands, unaudited)

Adjusted EBITDAX is a supplemental non-GAAP financial measure that is used by management to provide a metric of the Company's ability to internally generate funds for exploration and development of oil and gas properties. The metric excludes items which are non-recurring in nature. Management believes adjusted EBITDAX provides external users of the Company’s consolidated financial statements such as industry analysts, investors, lenders, and rating agencies with additional information to assist in their analysis of the Company. The Company defines Adjusted EBITDAX as earnings before interest, income taxes, depreciation, depletion, and amortization, impairment, exploration expenses and other similar non-cash and non-recurring charges. Adjusted EBITDAX is not a measure of net income (loss) or cash flows as determined by GAAP.

The following table presents a reconciliation of the GAAP financial measure of net income (loss) to the non-GAAP financial measure of Adjusted EBITDAX.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net income (loss)	$(25,319)	$(38,902)	$(25,438)	$39,649
Exploration	3,547	112	3,643	485
Depreciation, depletion, and amortization	35,006	22,283	53,829	43,867
Abandonment and impairment of unproved properties	2,215	309	2,215	30,366
Unused commitments	4,328	—	4,328	—
Stock-based compensation (1)	2,195	1,474	3,807	2,713
Non-recurring general and administrative expense (1)	1,294	784	1,294	1,197
Merger transaction costs	18,246	21	21,541	21
Loss on property transactions, net	—	1,398	—	1,398
Interest expense, net	3,241	984	3,660	1,201
Derivative (gain) loss	73,970	25,146	97,389	(75,273)
Derivative cash settlements gain (loss)	(20,199)	22,613	(23,990)	33,867
Income tax benefit	(10,392)	—	(10,436)	—
Adjusted EBITDAX	$88,132	$36,222	$131,842	$79,491

(1) Included as a portion of general and administrative expense in the condensed consolidated statements of operations and comprehensive income.

Schedule 9: Civitas Resources, Inc Companies - Adjusted EBITDAX
(in thousands, unaudited)

Adjusted EBITDAX is not a measure of net income (loss) as determined by GAAP. Adjusted EBITDAX is a supplemental non-GAAP financial measure that is used by management and external users of these financial statements, such as industry analysts, investors, lenders and rating agencies. These companies define Adjusted EBITDAX as net income (loss) adjusted for certain cash and non-cash items shown in the table below, which presents a reconciliation of Adjusted EBITDAX to the GAAP financial measure of net income (loss) for each of the periods indicated (in thousands).

The following table presents a reconciliation of the GAAP financial measure of net income to the non-GAAP financial measure of Adjusted EBITDAX for Extraction (that when merged with Bonanza Creek will constitute Civitas Resources, Inc). See Schedule 8 for the related Bonanza Creek reconciliation.

Three Months Ended June 30, 2021
Extraction
Net income	$24,544
Add back:
Depreciation, depletion, amortization and accretion	50,090
Impairment of long-lived assets	170
Other operating expenses	5,380
Exploration and abandonment expenses	3,586
(Gain) loss on commodity derivatives	75,839
Settlements on commodity derivative instruments	(19,237)
Stock-based compensation expense	2,771
Amortization of debt issuance costs	457
Interest expense	1,713
Income tax expense	4,775
Adjusted EBITDAX	$150,088
The following table presents a reconciliation of the GAAP financial measure of net loss to the non-GAAP financial measure of Adjusted EBITDAX for Crestone Peak (that when merged with Bonanza Creek and Extraction will constitute Civitas Resources, Inc). See Schedule 8 for the related Bonanza Creek reconciliation.

Three Months Ended June 30, 2021
Crestone Peak
Net loss	$(136,603)
Depreciation, depletion, and amortization	42,688
Stock-based compensation	(1,560)
Loss on property transactions, net	(27)
Interest expense, net	14,712
Derivative (gain) loss	177,027
Derivative cash settlements gain (loss)	(28,220)
Other	222
Income tax expense	—
Adjusted EBITDAX	$68,239

Schedule 10: Civitas Resources, Inc Companies - Net Debt
(in thousands, unaudited)

Net Debt is a supplemental non-GAAP financial measure that is used by management and external users of the Company's consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. The Company defines net debt as GAAP long-term debt less GAAP cash and cash equivalents. We believe Net Debt is an important element for assessing the Company's liquidity.

The following table presents a reconciliation of GAAP financial measure of long-term debt to the non-GAAP financial measure of Net Debt.

	Three Months Ended June 30, 2021
	Bonanza Creek	Extraction	Crestone Peak
Senior notes	$100,000	$—	$—
Credit facility	99,000	90,000	231,500
Related party notes (1)	—	—	750,266
Cash and cash equivalents	(24,403)	(34,427)	(4,722)
Net debt	$174,597	$55,573	$977,044

(1) These notes will be eliminated upon, or before, the closing of the Crestone Peak Merger.

Schedule 11: Civitas Resources, Inc Companies - Net Working Capital
(in thousands, unaudited)

The following table presents a reconciliation of Net Working Capital to the GAAP financial measure of current assets and current liabilities.

	Three Months Ended June 30, 2021
	Bonanza Creek	Extraction	Crestone Peak
Current assets	$142,054	$155,111	$105,378
Less:
Cash and cash equivalents	24,403	34,427	4,722
Derivative assets	—	—	10,357
Adjusted current assets	$117,651	$120,684	$90,299

Current liabilities	$230,366	$387,658	$389,668
Less:
Derivative liabilities	80,866	78,915	159,916
Adjusted current liabilities	$149,500	$308,743	$229,752

Net working capital	$(31,849)	$(188,059)	$(139,453)